VANTAGEMED CORPORATION
11060 White Rock Road, Suite 210
Rancho Cordova, California 95670

September 27, 2006

VIA FACSIMILE AND DIRECT TRANSMISSION

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:                             VantageMed Corporation (the “Company”)
Registration Statements on Form SB-2
(File Nos. 333-123915 and 333-136510)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Commission accelerate the effectiveness of each of the two Registration Statements referenced above to 5:00 p.m., Eastern Time, on September 27, 2006, or as soon thereafter as practicable.  The Company also hereby requests that a written order verifying the effective dates be sent by mail.

The Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statements effective, the Commission is not foreclosed from taking any action with respect to the Registration Statements;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please call Kevin Coyle of DLA Piper US LLP, counsel to the Company, at 916-930-3240.

Very truly yours,

VANTAGEMED CORPORATION

		By:	/s/ Liesel Loesch
Liesel Loesch
Chief Financial Officer

cc:	Mark Shuman, Securities and Exchange Commission
Kevin Coyle